SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                                Styleclick, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   0001109705
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas J. Kuhn, Esq.
                               USA Networks, Inc.
                              152 West 57th Street
                            New York, New York 10019
                                 (212) 314-7200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 July 27, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(3), 13d-1(f) or 13d-1(g), check the following box [_].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0001109705                    13D                              2 of 19

--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON

     HSN General Partner LLC

     59-3490974
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See instructions)                                          (a) [_]

                                                                 (b) [x]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     (See instructions)

     WC, OO
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [_]
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              (7)       SOLE VOTING POWER
NUMBER OF                               114,007 (see Item 3 herein)
SHARES
BENEFICIALLY                  (8)       SHARED VOTING POWER
OWNED BY EACH                           None (see Item 3 herein)
REPORTING
PERSON WITH                   (9)       SOLE DISPOSITICE POWER
                                        114,007 (see Item 3 herein)

                              (10)      SHARED DISPOSITIVE POWER
                                        None (see Item 3 herein)
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     114,007
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [_]
     (See Instructions)

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.4%
     Assumes conversion of all shares of New Styleclick Class B Common Stock beneficially owned by the Reporting Persons into shares of New Styleclick Class A Common Stock. Because each share of New Styleclick Class B Common Stock generally is entitled to ten votes per share and each share of New Styleclick Class A Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of New Styleclick representing approximately 97.9% of the voting power of New Styleclick.

CUSIP No. 0001109705                    13D                              3 of 19

--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON

     USANi Sub LLC

     59-3490972
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See instructions)                                          (a) [_]

                                                                 (b) [x]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     (See instructions)

--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [_]
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              (7)       SOLE VOTING POWER
NUMBER OF                               20,346,103  (see Item 3 herein)
SHARES
BENEFICIALLY                  (8)       SHARED VOTING POWER
OWNED BY EACH                           114,007 (see Item 3 herein)
REPORTING
PERSON WITH                   (9)       SOLE DISPOSITICE POWER
                                        20,346,103 (see Item 3 herein)

                              (10)      SHARED DISPOSITIVE POWER
                                        114,007 (see Item 3 herein)
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,460,110
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [_]
     (See Instructions)

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     66.1%
     Assumes conversion of all shares of New Styleclick Class B Common Stock beneficially owned by the Reporting Persons into shares of New Styleclick Class A Common Stock. Because each share of New Styleclick Class B Common Stock generally is entitled to ten votes per share and each share of New Styleclick Class A Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of New Styleclick representing approximately 97.9% of the voting power of New Styleclick.
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP No. 0001109705                    13D                              4 of 19

--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON

     USANi LLC

     59-3490970
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See instructions)                                          (a) [_]

                                                                 (b) [x]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     (See instructions)

     WC, OO
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [_]
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              (7)       SOLE VOTING POWER
NUMBER OF                               None  (see Item 3 herein)
SHARES
BENEFICIALLY                  (8)       SHARED VOTING POWER
OWNED BY EACH                           20,460,110  (see Item 3 herein)
REPORTING
PERSON WITH                   (9)       SOLE DISPOSITICE POWER
                                        None  (see Item 3 herein)

                              (10)      SHARED DISPOSITIVE POWER
                                        20,460,110  (see Item 3 herein)
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,460,110
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [_]
     (See Instructions)

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     66.1%
     Assumes conversion of all shares of New Styleclick Class B Common Stock beneficially owned by the Reporting Persons into shares of New Styleclick Class A Common Stock. Because each share of New Styleclick Class B Common Stock generally is entitled to ten votes per share and each share of New Styleclick Class A Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of New Styleclick representing approximately 97.9% of the voting power of New Styleclick.

(14) TYPE OF REPORTING PERSON
     (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP No. 0001109705                    13D                              5 of 19

--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON

     Home Shopping Network, Inc.

     59-2649518
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See instructions)                                          (a) [_]

                                                                 (b) [x]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     (See instructions)

     WC, OO
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [_]
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              (7)       SOLE VOTING POWER
NUMBER OF                               None (see Item 3 herein)
SHARES
BENEFICIALLY                  (8)       SHARED VOTING POWER
OWNED BY EACH                           20,460,110 (see Item 3 herein)
REPORTING
PERSON WITH                   (9)       SOLE DISPOSITICE POWER
                                        None (see Item 3 herein)

                              (10)      SHARED DISPOSITIVE POWER
                                        20,460,110 (see Item 3 herein)
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,460,110
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [_]
     (See Instructions)

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     66.1%
     Assumes conversion of all shares of New Styleclick Class B Common Stock beneficially owned by the Reporting Persons into shares of New Styleclick Class A Common Stock. Because each share of New Styleclick Class B Common Stock generally is entitled to ten votes per share and each share of New Styleclick Class A Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of New Styleclick representing approximately 97.9% of the voting power of New Styleclick.
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 0001109705                    13D                              6 of 19

--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON

     USA Networks, Inc.

     59-2712887
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See instructions)                                          (a) [_]

                                                                 (b) [x]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     (See instructions)

     WC, OO
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [_]
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              (7)       SOLE VOTING POWER
NUMBER OF                               15,052,124 (see Item 3 herein)
SHARES
BENEFICIALLY                  (8)       SHARED VOTING POWER
OWNED BY EACH                           20,460,110 (see Item 3 herein)
REPORTING
PERSON WITH                   (9)       SOLE DISPOSITICE POWER
                                        15,052,124 (see Item 3 herein)

                              (10)      SHARED DISPOSITIVE POWER
                                        20,460,110 (see Item 3 herein)
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,234
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [_]
     (See Instructions)

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     82.0%
     Assumes conversion of all shares of New Styleclick Class B Common Stock beneficially owned by the Reporting Persons into shares of New Styleclick Class A Common Stock. Because each share of New Styleclick Class B Common Stock generally is entitled to ten votes per share and each share of New Styleclick Class A Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of New Styleclick representing approximately 97.9% of the voting power of New Styleclick.
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 0001109705                    13D                              7 of 19

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "Schedule 13D") relates to the Class A Common Stock, par value $0.01 per share (the "New Styleclick Class A Common Stock"), of Styleclick, Inc., a Delaware corporation ("New Styleclick"), and the Class B Common Stock, par value $0.01 per share (the "New Styleclick Class B Common Stock" and, collectively with the New Styleclick Class A Common Stock, the "New Styleclick Common Stock") of New Styleclick. The New Styleclick Class A Common Stock is entitled to one vote per share, and the New Styleclick Class B Common Stock is entitled to ten votes per share. The New Styleclick Class B Common Stock is convertible into one share of New Styleclick Class A Common Stock (subject to adjustment as provided in the Certificate of Incorporation of New Styleclick): (i) at the option of the holder thereof at any time and (ii) upon any transfer of such share, other than any transfer to USA Networks, Inc., a Delaware corporation ("USAi"), or any person or entity controlling, controlled by or under common control with USAi. The address of the principal executive office of New Styleclick is 3861 Sepulveda Blvd., Culver City, CA 90230.

         References to, and descriptions of, the Certificate of Incorporation of New Styleclick as set forth above in this Item 1 are qualified in their entirety by reference to the copies of the Certificate of Incorporation of New Styleclick included as Exhibit 1 to this Schedule 13D, and is incorporated in this Item 1 in its entirety where such references and descriptions appear.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed jointly by (i) HSN General Partner LLC, a Delaware limited liability company ("HSN General Partner"), (ii) USANi Sub LLC, a Delaware limited liability company ("USANi Sub"), (iii) USANi LLC, a Delaware limited liability company ("USANi"), (iv) Home Shopping Network, Inc., a Delaware corporation ("HSN"), and (v) USAi. The entities described in clauses
(i) through (v) are affiliated companies and are collectively referred to herein as the "USAi Parties" or the "Reporting Persons." The address of the principal executive offices of HSN General Partner and HSN is [__________]. The address of the principal executive offices of USANi Sub, USANi and USAi is 152 West 57th St., New York, NY 10019. The USAi Parties are engaged in diversified media and electronic commerce businesses.

         Annex A-1 attached to this Schedule 13D contains the following information concerning each director, executive officer and controlling person of USAi: (i) the name and residence or business address; (ii) the principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A-1 is incorporated herein by reference. To the knowledge of USAi, each of the persons listed on Annex A-1 (the "Annex A-1 Persons"), except Georg Kofler and Samuel Minzberg, is a United States citizen. Mr. Kofler is a German citizen, and Mr. Minzberg is a Canadian citizen. During the last 5 years, neither USAi nor any of the Annex A-1 Persons (to the knowledge of USAi) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither USAi nor any of the Annex A-1 Persons (to the knowledge of USAi) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Annex A-2 attached to this Schedule 13D contains the following information concerning each director, executive officer and controlling person of HSN: (i) the name and residence or business address; (ii) the principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A-2 is incorporated herein by reference. To the knowledge of HSN, each of the persons listed on Annex A-2 (the "Annex A-2 Persons") is a United States citizen. During the last 5 years, neither HSN nor any of the Annex A-2 Persons (to the knowledge of HSN) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither HSN nor any of the Annex A-2 Persons (to the knowledge of HSN) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Annex A-3 attached to this Schedule 13D contains the following information concerning each member of the Board of Managers, executive officer and controlling person of USANi: (i) the name and residence or business address;
(ii) the principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A-3 is incorporated herein by reference. To the knowledge of USANi LLC, each of the persons listed on Annex A-3 (the "Annex A-3 Persons"), except Georg Kofler and Samuel Minzberg, is a United States citizen. Mr. Kofler is

CUSIP No. 0001109705                    13D                              8 of 19

a German citizen, and Mr. Minzberg is a Canadian citizen. During the last 5 years, neither USANi LLC nor any of the Annex A-3 Persons (to the knowledge of USANi LLC) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither USANi LLC nor any of the Annex A-3 Persons (to the knowledge of USANi) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Annex A-4 attached to this Schedule 13D contains the following information concerning each member of the Board of Managers, executive officer and controlling person of USANi Sub: (i) the name and residence or business address; (ii) the principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A-4 is incorporated herein by reference. To the knowledge of USANi Sub, each of the persons listed on Annex A-4 (the "Annex A-4 Persons") is a United States citizen. During the last 5 years, neither USANi Sub nor any of the Annex A-4 Persons (to the knowledge of USANi Sub) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither USANi Sub nor any of the Annex A-4 Persons (to the knowledge of USANi Sub) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Annex A-5 attached to this Schedule 13D contains the following information concerning each executive officer and controlling person of HSN General Partner: (i) the name and residence or business address; (ii) the principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A-5 is incorporated herein by reference. The managing member of HSN General Partner is USANi Sub. To the knowledge of HSN General Partner, each of the persons listed on Annex A-5 (the "Annex A-5 Persons") is a United States citizen. During the last 5 years, neither HSN General Partner nor any of the Annex A-5 Persons (to the knowledge of HSN General Partner) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither HSN General Partner nor any of the Annex A-5 Persons (to the knowledge of HSN General Partner) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Barry Diller (the Chairman and Chief Executive Officer of USAi), Liberty Media Corporation, Universal Studios, Inc., The Seagram Company Ltd. and USAi are parties to a stockholders agreement (the "USAi Stockholders Agreement") relating to USAi. Mr. Diller's business address is: c/o USAi Networks, Inc., 152 West 57th Street, New York, NY 10019. Through his own holdings and the USAi Stockholders Agreement, Mr. Diller has the right, directly or indirectly, to control 73.9% of the outstanding total voting power of USAi. As a result, except with regard to certain specified matters, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of USAi's stockholders. Mr. Diller disclaims beneficial ownership of any shares of New Styleclick Common Stock beneficially owned by USAi.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         USANi Sub, Styleclick.com Inc., a California corporation ("Old Styleclick"), and Internet Shopping Network LLC, a Delaware limited liability company ("ISN"), entered into an Amended and Restated Agreement and Plan of Merger, dated as of March 23, 2000 (the "Merger Agreement"). Pursuant to the Merger Agreement, each of Old Styleclick and ISN merged with separate wholly-owned subsidiaries of New Styleclick (the "Mergers"). The Mergers became effective on July 27, 2000.

         Pursuant to the terms of the Merger Agreement, (i) each issued and outstanding share of Old Styleclick common stock, no par value per share ("Old Styleclick Common Stock"), other than Old Styleclick Common Stock owned or held by Old Styleclick, was exchanged for one share of New Styleclick Class A Common Stock; (ii) each issued and outstanding limited liability company interest of ISN ("ISN Units"), other than ISN Units owned or held by USANi Sub, was exchanged for 0.601 shares of New Styleclick Class A Common Stock; and (iii) each ISN Unit owned or held by USANi Sub was exchanged for 0.601 shares of New Styleclick Class B Common Stock. In connection with such exchange, HSN General Partner received 114,007 shares of New Styleclick Class A Common Stock, which currently equals 0.4% of the outstanding New Styleclick Common Stock, and USANi Sub received 20,346,103 shares of New Styleclick Class B Common Stock, which currently equals 65.7% of the outstanding New Styleclick Common Stock.

         In connection with the Mergers, (i) USAi contributed $40 million in cash to New Styleclick in exchange for

CUSIP No. 0001109705                    13D                              9 of 19

2,154,882 shares of New Styleclick Class B Common Stock, which currently equals 7.0% of the outstanding New Styleclick Common Stock, and (ii) New Styleclick and USAi entered into a Media Commitment Agreement, dated as of July 27, 2000, pursuant to which USAi agrees to provide $10 million worth of advertising and promotional services to New Styleclick in exchange for 538,721 shares of New Styleclick Class B Common Stock, which currently equals 1.7% of the outstanding New Styleclick Common Stock.

         In addition, New Styleclick entered into a Media Warrant Agreement, dated as of July 27, 2000, with USAi, pursuant to which New Styleclick issued a warrant (the "Media Warrant") to USAi to purchase up to 12,030,437 shares of New Styleclick Class B Common Stock, subject to adjustment, at an exercise price per share equal to $11.50. The number of shares of New Styleclick Class B Common Stock subject to the Media Warrant currently equals 28.0% of the outstanding New Styleclick Common Stock (in each case, assuming full exercise of the Media Warrant), and such number will be adjusted upon certain events as described in the Media Warrant Agreement. The Media Warrant is currently exercisable and may be exercised for cash, pursuant to a cashless exercise or in exchange for advertising and promotional services (up to a maximum of 50% of aggregate exercise price). USAi anticipates that any funds to be paid by it upon exercise of the Media Warrant would be provided from its working capital and the working capital of affiliates of USAi.

         On January 24, 2000, USAi entered into a Credit Agreement with Old Styleclick, pursuant to which USAi agreed to loan funds to Old Styleclick in a principal amount not to exceed $10 million. In consideration thereof, Old Styleclick entered into a Bridge Loan Warrant Agreement (the "Bridge Loan Warrant Agreement"), dated January 24, 2000, with USAi, pursuant to which Old Styleclick issued a warrant (the "Bridge Loan Warrant") to USAi to purchase up to 328,084 shares of Old Styleclick Common Stock, subject to adjustment, at an exercise price per share equal to $19.05. In connection with the Mergers, the Bridge Loan Warrant was converted into the right to purchase the same number of shares of New Styleclick Class B Common Stock at the same per share exercise price. The number of shares of New Styleclick Class B Common Stock subject to the Bridge Loan Warrant currently equals 1.0% of the outstanding New Styleclick Common Stock (in each case, assuming full exercise of the Bridge Loan Warrant), and such number will be adjusted upon certain events as described in the Bridge Loan Warrant Agreement. The Bridge Loan Warrant is currently exercisable and may be exercised for cash, pursuant to a cashless exercise or in exchange for forgiveness of indebtedness. USAi anticipates that any funds to be paid by it upon exercise of the Bridge Loan Warrant would be provided from its working capital and the working capital of affiliates of USAi.

         References to, and descriptions of, the Merger Agreement, the Media Commitment Agreement, the Media Warrant Agreement and the Bridge Loan Warrant Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement, the Media Commitment Agreement, the Media Warrant Agreement and the Bridge Loan Warrant Agreement included as Exhibits 2, 3, 4 and 5, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF TRANSACTION

         The information set forth or incorporated by reference in Items 2 and 3 is hereby incorporated herein by reference.

         Except as set forth herein, none of the USAi Parties nor, to the best of their knowledge, any of their respective executive officers, director or controlling persons has any plan or proposal which relates to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

         Each of the USAi Parties currently holds its interest in New Styleclick as a strategic investment. In the ordinary course of business, the USAi Parties and New Styleclick engage in a variety of business transactions that cover a wide range of activities relevant to the operations of both companies. The USAi Parties expect that, in the future, additional business opportunities for the benefit of both companies may become available, and that in the ordinary course of business a USAi Party and New Styleclick will discuss and negotiate mutually beneficial business transactions, which transactions could include, without limitation, the acquisition by a USAi Party of additional New Styleclick Common Stock.

         In addition, certain USAi Parties may be deemed to indirectly participate in the business and oversight of New Styleclick through their representation on the New Styleclick Board of Directors. However, as directors of New Styleclick, representations of such USAi Parties (currently five in number), like other New Styleclick directors, participate on the New Styleclick Board in the exercise of their fiduciary obligations to New Styleclick stockholders. In such capacity, representatives of such USAi Parties, actively and regularly participate, and expect to continue to so participate, in formulating New Styleclick business strategies which may include matters identified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 0001109705                    13D                             10 of 19

         Any USAi Party may from time to time acquire additional New Styleclick Common Stock in the market or otherwise, depending upon market, economic, business and other conditions and factors. In reaching any conclusion as to its future course of action, such USAi Party will take into consideration various factors, such as New Styleclick's business and prospects, other developments concerning New Styleclick, other business opportunities available to such USAi Party, developments with respect to the business of such USAi Party and general economic and stock market conditions, including, without limitation, the market price of the New Styleclick Class A Common Stock. Each USAi Party reserves the right, based on all relevant factors and subject to applicable law, to (i) acquire additional shares of New Styleclick Class A Common Stock in the open market, in privately negotiated transactions or otherwise; (ii) dispose of all or a portion of its holdings of New Styleclick Common Stock; (iii) continue to hold all or a part of such shares and exercise voting control over New Styleclick; (iv) take other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D; or (v) change its intention with respect to any or all of the matters referred to in this Item 4.

         Pursuant to the terms of the Registration Rights Agreement, dated as of July 27, 2000, among New Styleclick, USAi and USANi Sub, USAi and USANi Sub have been granted certain registration rights with respect to the shares of New Styleclick Class A Common Stock into which the shares of New Styleclick Class B Common Stock held by such entity are convertible.

         References to, and descriptions of, the Registration Rights Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Registration Rights Agreement included as Exhibit 5 to this
Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF STYLECLICK.

         The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

         USAi, directly and through its affiliation with USANi Sub, beneficially holds (i) 114,007 shares of New Styleclick Class A Common Stock and 23,039,706 shares of New Styleclick Class B Common Stock, representing 74.8% of the outstanding New Styleclick Common Stock and (ii) warrants to purchase an aggregate of 12,358,521 shares of New Styleclick Class B Common Stock, representing 28.5% of the outstanding New Styleclick Common Stock (in each case, assuming full exercise of the warrants). Although the warrants held by USAi are currently exercisable, USAi does not have any right to vote (or direct the vote of) or dispose (or direct the disposition of) any shares of New Styleclick Class B Common Stock that may be issued upon exercise of such warrants until such warrants are exercised.

         USANi Sub, directly and through its affiliation with HSN General Partner, beneficially holds 114,007 shares of New Styleclick Class A Common Stock and 20,346,103 shares of New Styleclick Class B Common Stock, representing 66.1% of the outstanding New Styleclick Common Stock.

         Other than as set forth in this Schedule 13D, to the best of USAi's knowledge as of the date hereof (i) neither USAi nor any subsidiary or affiliate of USAi nor any of USAi, HSN, HSN General Partner, USANi or USANi Sub's executive officers or directors, beneficially owns any shares of New Styleclick Common Stock, and (ii) there have been no transactions in the shares of New Styleclick Common Stock effected during the past 60 days by USAi, nor to the best of USAi's knowledge, by any subsidiary or affiliate of USAi or any of USAi, HSN, HSN General Partner, USANi or USANi Sub's executive officers or directors.

         No other person is known by USAi to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of New Styleclick Common Stock held by USAi or USANi Sub or obtainable by USAi upon exercise of the Media Warrant or the Bridge Loan Warrant.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF STYLECLICK.

         The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.

         Copies of the Certificate of Incorporation of New Styleclick, the Merger Agreement, the Media Commitment Agreement, the Media Warrant Agreement, the Bridge Loan Warrant Agreement and the Registration Rights Agreement are included as Exhibits 1, 2, 3, 4 and 5, respectively, to this Schedule 13D.

CUSIP No. 0001109705                    13D                             11 of 19

         USAi, USANi Sub and New Styleclick have entered into a Stockholders Agreement, dated as of July 27, 2000, with certain other stockholders of New Styleclick, pursuant to which each of the parties agree to vote the shares of New Styleclick Common Stock held by such party for certain nominees to the New Styleclick Board of Directors and agree to certain transfer restrictions on the shares of New Styleclick Common Stock held by such party. Neither USAi nor USANi Sub have the right to vote or dispose of such shares and, accordingly, disclaim any beneficial ownership of such shares.

         On January 24, 2000, Old Styleclick and USANi Sub entered into waiver agreements (collectively, the "Waiver Agreements") with certain stockholders of Old Styleclick (the "Waiving Stockholders"), pursuant to which the Waiving Stockholders agree to waive certain provisions of their existing agreements with Old Styleclick and agree to certain transfer restrictions on the shares of Old Styleclick Common Stock and warrants to purchase shares of Old Styleclick Common Stock held by the Waiving Stockholders. Such waivers and transfer restrictions continue to be applicable to the shares of New Styleclick Common Stock received by the Waiving Stockholders in connection with the Mergers. USANi Sub has no right to vote or dispose of such shares and, accordingly, disclaims any beneficial ownership of such shares.

         To the best of the USAi Parties' knowledge, except as described in this
Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Styleclick.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Description

1.   Certificate of Incorporation of New Styleclick.

2. Amended and Restated Agreement and Plan of Merger, dated as of March 23, 2000, among Old Styleclick, ISN and USANi Sub.

3. Media Commitment Agreement, dated as of July 27, 2000, between USAi and New Styleclick.

4. Media Warrant Agreement, dated as of July 27, 2000, between USAi and New Styleclick.

5. Bridge Loan Warrant Agreement, dated as of January 24, 2000, between USAi and New Styleclick.

6. Registration Rights Agreement, dated as of July 27, 2000, between USAi, USANi Sub and New Styleclick.

7. Stockholders Agreement, dated as of July 27, 2000, among Styleclick, Inc., USANI Sub LLC, USA Networks, Inc., Styleclick.com Inc. and the stockholders named therein.

SIGNATURE

CUSIP No. 0001109705                    13D                             12 of 19

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   HSN GENERAL PARTNER, LLC

                                   By:  /s/ Thomas J. Kuhn
                                        ---------------------------------------
                                        Name:     Thomas J. Kuhn
                                        Title:    Vice President and
                                                  Assistant Secretary

                                   USANi SUB LLC

                                   By:  /s/ Thomas J. Kuhn
                                        ---------------------------------------
                                        Name:     Thomas J. Kuhn
                                        Title:    President

                                   USANi LLC

                                   By:  /s/ Thomas J. Kuhn
                                        ---------------------------------------
                                        Name:     Thomas J. Kuhn
                                        Title:    Senior Vice President,
                                                  General Counsel and Secretary

                                   HOME SHOPPING NETWORK, INC.

                                   By:  /s/ Thomas J. Kuhn
                                        ---------------------------------------
                                        Name:     Thomas J. Kuhn
                                        Title:    Vice President and
                                                  Assistant Secretary

                                   USA NETWORKS, INC.

                                   By:  /s/ Thomas J. Kuhn
                                        ---------------------------------------
                                        Name:     Thomas J. Kuhn
                                        Title:    Senior Vice President,
                                                  General Counsel and Secretary

Dated: August 7, 2000

CUSIP No. 0001109705                    13D                             13 of 19

                                    ANNEX A-1

Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director and executive officer of USAi. The name of each person who is a director of USAi is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 152 West 57th Street, New York, NY 10019.

Name and Business Address          Principal Occupation or Employment      Principal Business in which such
                                                                           Employment is Conducted

Paul G. Allen*                     Investor                                Vulcan Ventures Inc.
110 110th Avenue, N.E.                                                     (Venture Capital)
Suite 550
Bellevue, Washington     98004

Edgar Bronfman, Jr.*               President and Chief Executive Officer,  The Seagram Company Ltd.
375 Park Avenue                    The Seagram Company Ltd.                (Entertainment, Recreation, Spirits and
New York, NY   10152                                                        Wine)

Anne M. Busquet*                   President, American Express             American Express Relationship Services
200 Vesey Street                   Relationship Services                   (Service Provider to American Express
New York, NY   10285                                                       Customers)

Barry Diller*                      Chairman and Chief Executive Officer,   USAi
                                   USAi

Victor A. Kaufman*                 Vice Chairman, USAi                     USAi

Donald R. Keough*                  Chairman of the Board, Allen & Co. Inc. Allen & Co. Inc.
711 Fifth Avenue                                                           (Investment Banking)
New York, NY 10022

Georg Kofler                       Chairman, H.O.T. Networks AG            H.O.T. Networks AG
Prinzregentenstrasse 78
Munich, Germany 81675

Thomas J. Kuhn                     Senior Vice President, General Counsel  USAi
                                   and Secretary, USAi

Samuel Minzberg*                   President and Chief Executive Officer,  Claridge Inc.
1170 Peel                          Claridge Inc.                           (Management)
Montreal, Quebec H3B-4P2

Brian Mulligan*                    Executive Vice President and Chief      The Seagram Company Ltd.
375 Park Avenue                    Financial Officer,                      (Entertainment, Recreation, Spirits and
New York, NY 10152                 The Seagram Company Ltd.                Wine)

William D. Savoy*                  Vice President, Vulcan Ventures, Inc.   Vulcan Ventures Inc.
110 110th Avenue, N.E.                                                     (Venture Capital)
Suite 550
Bellevue, Washington 98004

Gen. H. Norman Schwarzkopf*        Retired
400 North Ashley Street
Suite 3050
Tampa, Florida 33602

CUSIP No. 0001109705                    13D                             14 of 19


Michael Sileck                     Senior Vice President and Chief         USAi
                                   Financial Officer, USAi

Diane Von Furstenberg*             Chairman, Diane Von Furstenberg Studio  Diane Von Furstenberg Studio L.P.
389 West 12th Street               L.P.                                    (Fashion Design)
New York, NY 10014

CUSIP No. 0001109705                    13D                             15 of 19

                                    ANNEX A-2

Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director and executive officer of HSN. The name of each person who is a director of HSN is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 152 West 57th Street, New York, NY 10019.


Name and Business Address          Principal Occupation or Employment      Principal Business in which such
                                                                           Employment is Conducted

Barry Diller                       Chairman and Chief Executive Officer,   USAi
                                   USAi

James G. Gallagher                 Executive Vice President and General    HSN
1 HSN Drive                        Counsel, HSN
St. Petersburg, FL 33729

Victor A. Kaufman*                 Vice Chairman, USAi                     USAi

Thomas J. Kuhn*                    Senior Vice President, General Counsel  USAi
                                   and Secretary, USAi

Michael Sileck                     Senior Vice President and Chief         USAi
                                   Financial Officer, USAi

Jeb B. Trosper                     Chief Operating Officer, HSN            HSN
1 HSN Drive
St. Petersburg, FL 33729

CUSIP No. 0001109705                    13D                             16 of 19

                                    ANNEX A-3

Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each member of the Board of Managers and executive officer of USANi LLC. The name of each person who is a member of the Board of Managers of USANi LLC is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 152 West 57th Street, New York, NY 10019.


Name and Business Address          Principal Occupation or Employment      Principal Business in which such
                                                                           Employment is Conducted

Paul G. Allen*                     Investor                                Vulcan Ventures Inc.
110 110th Avenue, N.E.                                                     (Venture Capital)
Suite 550
Bellevue, Washington 98004

Robert R. Bennett*                 President and Chief Operating Officer,  Liberty Media Corporation
9197 South Peoria Street           Liberty Media Corporation
Englewood, CO 80112

Edgar Bronfman, Jr.*               President and Chief Executive Officer,  The Seagram Company Ltd.
375 Park Avenue                    The Seagram Company Ltd.                (Entertainment, Recreation, Spirits and
New York, NY   10152                                                       Wine)

Anne M. Busquet*                   President, American Express             American Express Relationship Services
200 Vesey Street                   Relationship Services                   (Service Provider to American Express
New York, NY   10285                                                       Customers)

Roger Clark                        Vice President, Investor Relations,     USAi
                                   USAi

Barry Diller*                      Chairman and Chief Executive Officer,   USAi
                                   USAi

James G. Gallagher                 Executive Vice President and General    HSN
1 HSN Drive                        Counsel, HSN
St. Petersburg, FL 33729

H. Steven Holtzman                 Senior Counsel, HSN                     HSN
1 HSN Drive
St. Petersburg, FL 33729

Victor A. Kaufman*                 Vice Chairman, USAi                     USAi

Donald R. Keough*                  Chairman of the Board, Allen & Co. Inc. Allen & Co. Inc.
711 Fifth Avenue                                                           (Investment Banking)
New York, NY 10022

Georg Kofler                       Chairman, H.O.T. Networks AG            H.O.T. Networks AG
Prinzregentenstrasse 78
Munich, Germany 81675

Dara Khosrowshahi                  Executive Vice President,               USAi
                                   Operations and Strategic Planning, USAi

Thomas J. Kuhn                     Senior Vice President, General Counsel  USAi
                                   and Secretary, USAi

Dr. John C. Malone*                Chairman of the Board,                  Liberty Media Corporation
9197 South Peoria Street           Liberty Media Corporation
Englewood, CO 80112

CUSIP No. 0001109705                    13D                             17 of 19

Samuel Minzberg*                   President and Chief Executive Officer,  Claridge Inc.
1170 Peel                          Claridge Inc.                           (Management)
Montreal, Quebec H3B-4P2

Brian Mulligan*                    Executive Vice President and Chief      The Seagram Company Ltd.
375 Park Avenue                    Financial Officer,                      (Entertainment, Recreation, Spirits and
New York, NY 10152                 The Seagram Company Ltd.                Wine)

William D. Savoy*                  Vice President, Vulcan Ventures, Inc.   Vulcan Ventures Inc.
110 110th Avenue, N.E.                                                     (Venture Capital)
Suite 550
Bellevue, Washington 98004

Gen. H. Norman Schwarzkopf*        Retired
400 North Ashley Street
Suite 3050
Tampa, Florida 33602

Michael Sileck                     Senior Vice President and Chief         USAi
                                   Financial Officer, USAi

Diane Von Furstenberg*             Chairman, Diane Von Furstenberg Studio  Diane Von Furstenberg Studio L.P.
389 West 12th Street               L.P.                                    (Fashion Design)
New York, NY 10014

CUSIP No. 0001109705                    13D                             18 of 19

                                    ANNEX A-4

Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each member of the Board of Managers and executive officer of USANi Sub. The name of each person who is a member of the Board of Managers of USANi Sub is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 152 West 57th Street, New York, NY 10019.


Name and Business Address          Principal Occupation or Employment      Principal Business in which such
                                                                           Employment is Conducted

James G. Gallagher*                Executive Vice President and General    HSN
1 HSN Drive                        Counsel, HSN
St. Petersburg, FL 33729

Victor A. Kaufman                  Vice Chairman, USAi                     USAi

Dara Khosrowshahi                  President, USAi Networks Interactive    USAi Networks Interactive

Thomas J. Kuhn                     Senior Vice President, General Counsel  USAi
                                   and Secretary, USAi

Michael Sileck                     Senior Vice President and Chief         USAI
                                   Financial Officer, USAi

CUSIP No. 0001109705                    13D                             19 of 19

                                    ANNEX A-5

         Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each executive officer of HSN General Partner. The managing member of HSN General Partner is USANi Sub. Unless otherwise indicated, the business address of each person listed below is 1 HSN Drive, St. Petersburg, FL 33729.


Name and Business Address          Principal Occupation or Employment      Principal Business in which such
                                                                           Employment is Conducted

David Aldridge                     Executive Vice President and Chief      HSN General Partner
                                   Information Officer, HSN General
                                   Partner

Deborah Applebaum                  Counsel (Attorney), HSN General         HSN General Partner
                                   Partner

Mark Bozek                         President, HSN General Partner          HSN General Partner

William Concello                   Senior Vice President, Broadcasting,    HSN LP
                                   HSN LP

Brian Feldman                      Vice President and Controller (Finance),HSN General Partner
                                   HSN General Partner

James G. Gallagher                 Executive Vice President and General    HSN General Partner
                                   Counsel, HSN General Partner

Paul Guyardo                       Executive Vice President, Marketing,    HSN LP
                                   HSN LP

Chris Halenar                      Vice President, Sales and Service, HSN  HSN LP
                                   LP

H. Steven Holtzman                 Senior Counsel (Attorney), HSN General  HSN General Partner
                                   Partner

Charles M. Hopkins                 Executive Vice President, Operations,   HSN LP
                                   HSN LP

Victor A. Kaufman                  Vice Chairman, USAi                     USAi
152 W. 57th St.
New York, NY 10019

Thomas J. Kuhn                     Senior Vice President, General Counsel  USAi
152 W. 57th St.                    and Secretary, USAi
New York, NY 10019

Lynn Krall                         Tax Manager (Finance), HSN General      HSN General Partner
                                   Partner

James Lehrburger                   Senior Counsel (Attorney), HSN General  HSN General Partner
                                   Partner

Lisa Letizio                       Senior Vice President, Human Resources, HSN General Partner
                                   HSN General Partner

Ken Morgan                         Director, Tax (Finance), HSN General    HSN General Partner
                                   Partner

Robert Rosenblatt                  Chief Operating Officer, HSN General    HSN General Partner
                                   Partner

Judy Schmeling                     Senior Vice President, Finance, HSN     HSN General Partner
                                   General Partner

Matthew Soyster                    Senior Counsel (Attorney), HSN General  HSN General Partner
                                   Partner